EXHIBIT 21.1



List of Subsidiaries


As of June 8, 2006, ZIM had the following, wholly owned subsidiaries:

o Advanced Internet Inc., a company incorporated in Pennsylvania, acquired by ZIM Corporation on April 1, 2006

o        PCI Merge, Inc., a Florida based holding company with no operations


o ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software